UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

A. O. SMITH CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

James F. Stern

c/o Smith Investment Company

11270 West Park Place

Milwaukee, Wisconsin 53224

(414) 359-4030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smith Investment Company 39-6043416
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (Entities only). Arthur O. Smith N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 4,734 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 4,734 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (Entities only). Bruce M. Smith N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 2,649 (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,649 (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

Preliminary Note:

This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed by Smith Investment Company, a Nevada corporation (“SICO”), with respect to its beneficial ownership of shares of Common Stock, par value $1.00 per share (the “Common Stock”), of A. O. Smith Corporation, a Delaware corporation (the “Company”), including shares of Common Stock issuable upon the conversion of Class A Common Stock, par value $5.00 per share (the “Class A Common Stock”), of the Company held by SICO. This Amendment amends the Schedule 13D originally filed by SICO with the Securities and Exchange Commission on February 16, 1988, as amended by Amendment No. 1, dated February 27, 1998, Amendment No. 2, dated February 4, 2008, and Amendment No. 3, dated December 9, 2008 (such original Schedule 13D, as previously amended and as further amended hereby, the “Schedule 13D”).

Messrs. Arthur O. Smith and Bruce M. Smith (the “Other Reporting Persons”) are filing this Amendment because they previously may have been deemed to be controlling shareholders of SICO and have indirect beneficial ownership of the Common Stock reported as beneficially owned by SICO. Each Other Reporting Person previously disclaimed beneficial ownership of the Common Stock reported as beneficially owned by SICO, and the filing of this Amendment shall not be construed as an admission that the Other Reporting Person was the beneficial owner of any such securities.

This Amendment is being filed to report changes in the ownership of the Common Stock held by SICO, and to report the termination of filing obligations by SICO and the Other Reporting Persons as a result of the merger between SICO and the Company, as more fully described below.

As previously reported, on December 9, 2008, the Company and SICO executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SICO would merge into a subsidiary of the Company (the “Merger”) whereby, among other matters, each outstanding share of SICO common stock (other than shares owned by the Company, SICO or their respective subsidiaries, or shares held by SICO shareholders who properly exercise dissenters’ rights) would be converted into the right to receive 2.396 shares of the Class A Common Stock and 0.463 shares of the Common Stock, without giving effect to escrow arrangements entered into in connection with the Merger Agreement. The aggregate number of shares of the Company issued in the Merger represented a 1.5% discount to the aggregate number of shares of the Company held by SICO prior to the Merger, subject to a portion of the Common Stock being placed in escrow to satisfy indemnification claims, if any, by the Company under the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated December 9, 2008.

The Merger and the other transactions contemplated thereby were consummated on April 22, 2009. As contemplated by the Merger Agreement, certain members of the Smith family entered into the Smith Family Voting Trust, a Wisconsin organized trust (the “Voting Trust”), by executing the Voting Trust Agreement, dated as of April 23, 2009, among the Trustees and various signatories thereto (the “Voting Trust Agreement”). As a result of the Merger, the shares of the Common Stock and the Class A Common Stock that were held indirectly through SICO became directly held by the shareholders of SICO (including the Other Reporting Persons). Pursuant to the Voting Trust Agreement, many of these shares were transferred into the Voting Trust. It is expected that the Voting Trust will separately comply with its obligations (if any) with respect to Regulation 13D on a going forward basis.

Except as expressly set forth in this Amendment, the Schedule 13D remains in effect.

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D relates to the Common Stock, par value $1.00 per share, of A. O. Smith Corporation, a Delaware corporation. The address of the principal executive office of the Company is 11270 West Park Place, Milwaukee, Wisconsin 53224.

ITEM 2.	IDENTITY AND BACKGROUND.

The name and business address of SICO is Smith Investment Company, a Nevada corporation, 11270 West Park Place, Milwaukee, Wisconsin 53224. Prior to the Merger, the principal business of SICO was to hold shares of the Common Stock and the Class A Common Stock.

Arthur O. Smith is the retired Chairman, President and Chief Executive Officer of SICO. Bruce M. Smith was the Chairman, President and Chief Executive Officer of SICO until the Merger, and is the Chief Executive Officer of Smith Investment Company LLC. The address for both Bruce M. Smith and Arthur O. Smith is 11270 West Park Place, Milwaukee, Wisconsin 53224.

During the last five years, none of SICO, any of its executive officers or directors, or the Other Reporting Persons has been convicted a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to the Merger, SICO beneficially owned an aggregate of 9,626,328 shares of the Common Stock, which included 8,067,252 shares of Common Stock that were issuable upon conversion of the Class A Common Stock held by SICO. SICO separately reported its ownership of the Class A Common Stock on a Schedule 13G filed with the Securities and Exchange Commission. The shares of Common Stock that were previously reported as beneficially owned by SICO were acquired over a number of years, including prior to the initial public offering of the Company and subsequently as a result of open market purchases and stock dividends.

ITEM 4.	PURPOSE OF TRANSACTION.

The Preliminary Note at the beginning of this Amendment is incorporated by reference into this section.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As a consequence of the Merger, SICO no longer beneficially owns any shares of Common Stock. As contemplated by the Merger Agreement, the Other Reporting Persons (and certain other members of the Smith family) formed the Voting Trust to hold (i) shares of the Common Stock and the Class A Common Stock that were held indirectly through SICO that became directly held by the Other Reporting Persons as a result of the Merger, (ii) shares of Common Stock held directly by the Other Reporting Persons prior to the Merger and (iii) shares of Common Stock received by various trusts for the benefit of the Other Reporting Persons as a result of the Merger.

In addition to the shares beneficially held through the Voting Trust, (i) Bruce M. Smith directly owns 2,649 shares of the Common Stock and he has sole voting and dispositive power with respect to those shares and (ii) Arthur O. Smith directly holds 4,734 shares of the Common Stock and he has sole voting and dispositive power with respect to those shares.

It is expected that the Voting Trust will separately comply with its obligations (if any) under Regulation 13D. Other than the conversion of the shares in the Merger, neither SICO nor the Other Reporting Persons have effected any transactions in the Common Stock or Class A Common Stock during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Preliminary Note at the beginning of this Amendment is incorporated by reference into this section.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The Preliminary Note at the beginning of this Amendment is incorporated by reference into this section.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2009

SMITH INVESTMENT COMPANY

/s/ James F. Stern
James F. Stern

/s/ Arthur O. Smith
Arthur O. Smith

/s/ Bruce M. Smith
Bruce M. Smith